Correspondence

Directed to: Derrick Swanson
Dated:       December 27, 2005
From:        Cal Bay International, Inc.

RE: PRER 14c

Please note that a PRER 14c was filed on December 27, 2005. The following changes were made (please note that the changes are marked by an * before and at the end of each change):

Summary of Amendment of the Certificate of Incorporation:

B. Companys reason for Reclassification:

   The Company currently has no plan for any type of offering of its common shares. The reclassification of share structure was done in order that the Company has a better chance for its stock to be listed on an Exchange such as NASDAQ or the AMEX. *While the Company has no current plans for any type of offering of its common shares; if the Company were to do an offering of its common shares at some point in the future there would be a dilution to the current shareholders.*


D. The authorized number of common shares was 200,000,000 prior to the reclassification and was not changed subsequent to the reclassification.

 On November 23, 2005, there were 51,946,173 shares of our common stock issued and outstanding, and 15,000,000 shares of Preferred A stock, and 132,073,335 shares of Preferred B Stock issued and outstanding.
The Amendment to the Certificate of Incorporation of the Company requires the affirmative vote of a majority of the outstanding shares of our common stock.

         The Board of Directors of the Company, by written consent on November 23, 2005 has approved, and stockholders holding an aggregate of 762,176,653 (Approximately 82%;*the 762,175,653 shares taking into account the conversion factor of 50:1 voting rights for the Preferred A stock which converted equals 750,000,000 shares and which is held by Roger Pawson and 12,176,653 shares of common stock held by Roger Pawson)* of our outstanding common shares on November 21, 2005, have consented in writing to amend the Certificate of Incorporation of the Company. Accordingly, all corporate action necessary to authorize the amendment has been taken. In accordance with the regulations under the Securities Exchange Act of 1934, the amendment to the Certificate of Incorporation of the Company will not become effective until at least 10 days after we have mailed this Information Statement to our stockholders. Promptly following the expiration of this 10-day period, we intend to effect the amendment to our Certificate of Incorporation. The change in our authorized capitalization will become effective at the time of filing the Certificate of Amendment.

RECLASSIFICATION OF COMMON STOCK

         The Board believes that reclassification of its common stock is desirable in order to provide the Company with a greater degree of flexibility to issue shares of common stock, without the expense and delay of a special stockholders meeting, in connection with possible future stock dividends or stock splits, equity financings, future opportunities for expanding the business through investments or acquisitions, management incentive and employee benefit plans and for other general corporate purposes.

         Authorized but unissued shares of common stock may be issued at such times, for such purposes and for such consideration as the Board of Directors may determine to be appropriate without further authority from the Companys stockholders, except as otherwise required by applicable law or stock exchange policies.

         We believe the Reclassification is beneficial to us in that it will better enable us to raise capital through future sales of our equity securities, engage in acquisition transactions and provide compensation for certain types of services rendered.

        * The Company currently has no plan for any type of offering of its
common    shares.  While the Company has no current plans for any type of offering of its common shares, if the Company were to do an offering of its common shares at some point in the future there would be a dilution to the current shareholders.*


I hope this helps to answer your comments. Please call if further clarification is needed.


Sincerely,



\S\ Roger Pawson
-----------------------
Roger Pawson, CEO
Cal Bay International, Inc.